Exhibit 12.1

Datalink Corporation

Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges:
Earnings (loss) before income taxes	$17,721	$16,803	$3,992	$(358)	$5,632
Fixed charges from operations
Interest expense and amortization of debt discount and issuance costs on all indebtedness	56	40	—	—	—
Interest included in rent	859	867	795	451	412
Total fixed charges from operations	915	907	795	451	412

Earnings before taxes and fixed charges	$18,636	$17,710	$4,787	$93	$6,044

Ratio of earnings to fixed charges (1)	20.4	19.5	6.0	0.2	14.7
Coverage deficiency	$—	$—	$—	$—	$—

(1)         The ratio of earnings to fixed charges was computed by dividing earnings (loss) before income taxes by fixed charges from operations for the periods indicated. Fixed charges from operations include (i) interest expense and amortization of commitment fees, debt issuance costs and original issue discount,  and (ii) one-third of all rental expense, which we consider to be a reasonable approximation of the interest factor included in rental expense.